Exhibit (a)(1)(xix)

To:	Data Domain Employees

From:	Frank Slootman and Joe Tucci

Subject:	Building An Exciting Future Together

On behalf of both our companies, we are looking forward to a great future with Data Domain as a valued member of EMC’s global family. The people of EMC admire the people of Data Domain and the culture you’ve created, the innovations you’ve developed and delivered, the distinctive value you provide customers, and the substantial business you’ve built.

Our shared aim is to sustain and build on Data Domain’s considerable success. We will do so by investing in your talented people and in your leading technologies and products, and by using EMC’s global scale and resources to expand your customer base and international presence. Just like Data Domain, EMC operates with a sense of urgency and emphasizes speed and agility in responding to customers, making decisions, and competing in the marketplace.

Think about what our two companies will achieve together. We will shape the future of next-generation, disk-based backup and archive solutions, making life significantly better for our customers, changing the game in the storage software marketplace, and creating new opportunities for sustainable growth.

While we recognize that the past few weeks have been an unsettling and distracting time, we hope you’ll view EMC’s persistence as a sign of how much EMC values Data Domain, how strategic EMC views your technology, and how committed both of us are to bringing the industry’s most innovative and highest quality products to market and extending and accelerating your success.

A brief note like this can’t begin to express the many benefits of having our two companies united in the marketplace. Our management teams have a tremendous amount of planning ahead of us in the coming weeks and months. Please know that we will be looking for your guidance and input at every step along the way.

Naturally, you are hungry for information. On Monday afternoon, we will be together in Santa Clara for an extended dialog with you about what our future together will hold. We will listen to your thoughts, take your questions, and begin the process of getting to know each other.

This is a great development in the lives of our companies and our people. We are really looking forward to our meeting with all of you.

Frank and Joe

This letter is neither an offer to purchase nor a solicitation of an offer to sell any shares of Data Domain. EMC and Envoy Merger Corporation (“Envoy”) have filed with the Securities and Exchange Commission (“SEC”) a tender offer statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer, and these documents have been mailed to the stockholders of Data Domain. These documents contain important information about the tender offer and stockholders of Data Domain are urged to read them. Investors and stockholders of Data Domain are able to obtain a free copy of these documents and other documents filed by EMC and Envoy with the SEC at the website maintained by the SEC at www.sec.gov. In addition, the tender offer statement and related materials may also be obtained free of charge by directing a request to the Information Agent for the offer, Morrow & Co., LLC at (800) 662-5200, or by email at emc.info@morrowco.com.